Exhibit 99.2

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2023

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2023

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

	June 30, 2023	December 31, 2022
	U.S. dollars in thousands
ASSETS
Current assets
Cash and cash equivalents	3,813	3,290
Short-term restricted deposits	500	560
Accounts receivable:
Trade, net	2,279	1,790
Other	481	760
	7,073	6,400
Non-current assets
Long-term restricted deposits	111	127
Long-term deposits	119	21
Property and equipment, net	92	92
Right of use assets	605	190
Intangible assets, net	1,901	4,884
Goodwill	4,118	10,429
Other non-current assets	111	228
	7,057	15,971
Total assets	14,130	22,371

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accruals:
Trade	963	2,167
Other	2,312	2,350
Short-term bank loans	1,601	1,606
Current maturities of long-term loans	497	617
Contract liabilities	1,289	1,170
Derivative financial instruments	2	26
Short-term lease liabilities	227	204
	6,891	8,140
Non-current liabilities
Long-term lease liabilities	405	13
Long-term loans	647	606
Deferred tax liabilities	63	301
	1,115	920
Total liabilities	8,006	9,060

Equity
Ordinary shares	-	-
Share premium	95,754	95,077
Other equity reserves	15,567	15,042
Accumulated deficit	(105,197)	(96,808)
Total equity	6,124	13,311
Total liabilities and equity	14,130	22,371

The accompanying notes are an integral part of these condensed consolidated financial statements.

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(UNAUDITED)

	Six months ended June 30,
	2023	2022
	U.S. dollars in thousands (except per share amounts)

Revenue	12,664	8,798
Cost of revenue	4,390	4,065
Gross profit	8,274	4,733

Operating expenses:
Research and development expenses	1,948	2,283
Selling and marketing expenses	6,472	5,658
General and administrative expenses	2,286	4,249
Impairment of goodwill	6,311	569
Total operating expenses	17,017	12,759

Operating loss	8,743	8,026

Financial expense	177	282
Financial income	(293)	(272)
Financial expense (income), net	(116)	10

Loss before taxes on income	8,627	8,036
Tax benefit	(238)	(151)
Loss for the period	8,389	7,885

Basic and diluted loss per share	(0.25)	(0.26)

The accompanying notes are an integral part of these condensed consolidated financial statements.

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(UNAUDITED)

	Ordinary shares
	Number of shares	Amount	Share premium	Other equity reserves	Accumulated deficit	Total
	U.S. dollars in thousands (except share data)

Balance at January 1, 2023	32,628,044	-	95,077	15,042	(96,808)	13,311
Changes during the six months ended June 30, 2023:
Exercise of options	165,046	-	111	(91)	-	20
Share-based payments	-	-	-	637	-	637
Expiration of options	-	-	21	(21)	-	-
At-the-market offering, net of issuance costs	2,076,140	-	545	-	-	545
Loss for the period	-	-	-	-	(8,389)	(8,389)
Balance at June 30, 2023	34,869,230	-	95,754	15,567	(105,197)	6,124

Balance at January 1, 2022	30,000,339	-	91,112	16,732	(83,657)	24,187
Changes during the six months ended June 30, 2022:
Exercise of pre-funded warrants	260,000	-	492	(492)	-	*
Exercise of options	46,561	-	64	(64)	-	-
Share-based payments	-	-	-	910	-	910
Expiration of options	-	-	748	(748)	-	-
Issuance of shares for service provider	140,135	-	104	-	-	104
Loss for the period	-	-	-	-	(7,885)	(7,885)
Balance at June 30, 2022	30,447,035	-	92,520	16,338	(91,542)	17,316

*	Less than $1 thousand

The accompanying notes are an integral part of these condensed consolidated financial statements.

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six months ended June 30,
	2023	2022
	U.S. dollars in thousands
Cash flows from operating activities
Loss for the period	(8,389)	(7,885)
Adjustments required to reflect the cash flows from operating activities:
Effect of exchange rate differences on cash and cash equivalents and restricted deposits balances	26	65
Change in financial liabilities at fair value through profit or loss	(24)	(272)
Change in financial assets at fair value through profit or loss	-	183
Impairment of goodwill and intangible assets	8,806	569
Depreciation and amortization	617	1,013
Interest portion of lease payments	7	22
Finance income related to long-term loan	(250)	-
Interest expenses related to short-term bank loans	83	-
Share-based payments	599	1,014
	9,864	2,594
Changes in operating asset and liability items:
Increase in trade receivables	(489)	(361)
Decrease in other receivables	268	263
Increase (decrease) in trade payables	(1,226)	1,419
Decrease in other payables	(50)	(811)
Decrease in deferred tax liabilities	(238)	(155)
Increase in contract liabilities	119	9
	(1,616)	364
Net cash used in operating activities	(141)	(4,927)

Cash flows from investing activities
Purchase of short-term investments	-	(19)
Sale of short-term investments	-	5,723
Short-term restricted deposits	-	(500)
Repayment of short-term restricted deposits	60	-
Lease deposit	2	(6)
Repayment of long-term restricted deposits	31	9
Long-term deposits	(48)	-
Long-term restricted deposits	(21)	(135)
Purchase of property and equipment	(24)	(35)
Net cash provided by investing activities	-	5,037

Cash flows from financing activities
Long-term loans received	888	-
Long-term loans interest payments	(230)	-
Long-term loans principal payments	(329)	-
Short-term bank loans	4,800	400
Repayment of short-term bank loans	(4,800)	-
Short-term bank loans interest payments	(88)	-
Interest portion of lease payments	(7)	(22)
Principal portion of lease payments	(107)	(211)
Proceeds from exercise of options	20	-
Proceeds from at-the-market offering	688	-
Offering costs	(151)	-
Net cash provided by financing activities	684	167

The accompanying notes are an integral part of these condensed consolidated financial statements.

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six months ended June 30
	2023	2022
	U.S. dollars in thousands

Changes in n cash and cash equivalents	543	277
Cash and cash equivalents at beginning of the period	3,290	3,828
Effect of exchange rate changes on cash and cash equivalents	(20)	(65)
Cash and cash equivalents at end of the period	3,813	4,040

Supplemental disclosure of non-cash investing and financing activities:
Addition of right-of-use assets	541	40

The accompanying notes are an integral part of these condensed consolidated financial statements.

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 - GENERAL:

Alarum Technologies Ltd. (formerly known as Safe-T Group Ltd. and collectively referred to with its wholly-owned subsidiaries as the “Company” or “Alarum”) is a global provider of internet access solutions to consumers and enterprises.

The Company’s ordinary shares are listed on the Tel Aviv Stock Exchange (“TASE”) and the Company’s American Depositary Shares (“ADSs”) are listed on the Nasdaq Capital Market.

The Company currently operates in two segments. The segments include enterprise internet access solutions and consumer internet access solutions. For further information regarding the sale of the Company’s enterprise cybersecurity activity after the statement of financial position date, see Note 11.

The Company’s enterprise internet access solutions are provided through the Company’s wholly-owned subsidiary NetNut Ltd. (“NetNut”) and enable customers to collect data anonymously at any scale from any public sources over the web using a unique hybrid network. The Company’s consumer internet access solutions are provided through the Company’s wholly-owned subsidiary CyberKick Ltd. (“CyberKick”), and provide a wide security blanket against ransomware, viruses, phishing, and other online threats as well as a powerful, secured and encrypted connection, masking the customers online activity and keeping them safe from hackers. For further information regarding the scale down of the Company’s consumer internet access segment, see Note 4.

The Company has suffered recurring losses from operations, has an accumulated deficit as of June 30, 2023, as well as cash outflows from operating activities in recent years. The Company monitors its cash flow projections on a current basis and takes active measures to obtain funding if it requires it to continue its operations. These cash flow projections are subject to various risks and uncertainties concerning their fulfilment. These factors and the risk inherent in the Company’s operations may cast significant doubt on the Company’s ability to continue as a going concern. These consolidated financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty. Management’s plans include the continued monitoring of operations with the emphasis on profitability in order to generate positive cash flow and when necessary, also raising capital through the sale of additional equity securities, debt or capital inflows from strategic partnerships. There are no assurances, however, that the Company will be successful in obtaining the level of profitability or financing needed for its operations. If the Company is unsuccessful in generating positive cash flow and raising capital, it may need to reduce activities, curtail or cease operations.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Basis of presentation

The Company’s condensed consolidated financial statements for the six months ended June 30, 2023, have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”. These condensed consolidated financial statements, which are unaudited, do not include all of the information and disclosures that would otherwise be required in a complete set of annual financial statements and should be read in conjunction with the annual financial statements for the year ended December 31, 2022 and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards as published by the International Accounting Standards Board.

The results of operations for the six months ended June 30, 2023, are not necessarily indicative of the results that may be expected for the entire fiscal year ending December 31, 2023, or for any other interim period.

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(UNAUDITED)

Estimates

The preparation of interim financial statements requires the Company’s management to exercise its judgment and to use significant accounting estimates and assumptions that affect the application of the Company’s accounting policies and the amounts of reported assets, liabilities, income and expenses. Actual results may materially differ from those estimates. In preparation of these condensed consolidated financial statements, the significant judgments that were exercised by the management in applying the Company’s accounting policies and the key sources of estimation uncertainty were similar to those applied in the Company’s annual financial statements for the year ended December 31, 2022.

Accounting policies

The accounting policies applied in the preparation of these condensed consolidated financial statements are consistent with those applied in the preparation of the annual financial statements for the year ended December 31, 2022, other than described below.

New standards and amendments adopted

Several new standards, amendments to standards and interpretations are effective for annual periods beginning January 1, 2023 and have been applied in preparing these condensed consolidated financial statements. None of these had a material effect on the Company’s condensed consolidated financial statements.

New standards and amendments not yet adopted

Several new standards, amendments to standards and interpretations are effective for annual periods beginning after January 1, 2024 and have not been applied in preparing these condensed consolidated financial statements. None of these are expected to have a material effect on the Company’s condensed consolidated financial statements.

NOTE 3 - DISAGGREGATED REVENUE DATA:

Revenue by Source

The following table presents the Company’s revenue disaggregated by source:

	Six months ended June 30,
	2023	2022
	U.S. dollars in thousands

Software as a Service	9,983	5,253
Advertising services	2,681	3,404
Software licenses	-	28
Software support services	-	113
	12,664	8,798

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(UNAUDITED)

NOTE 4 - GOODWILL & INTANGIBLE ASSETS:

Six months ended June 30, 2023

CyberKick

During the six months ended June 30, 2023, the Company identified triggering events for potential impairment in its CyberKick cash-generating unit.

The triggering events include a material decrease in the forecasted operations results of CyberKick’s distribution of third-party developers’ products activity, as a result of the suspension of activity by a major customer, as well as a decrease in the forecasted operations results of its own developed products activity. Accordingly, the Company performed impairment tests for the intangible assets that constitute CyberKick’s cash-generating unit as of June 30, 2023, and thereafter, for the entire cash-generating unit.

The recoverable amount of the customer relations was assessed by management based on its value-in-use. The value-in-use calculation use after-tax cash flow projections covering a three-year forecasted period. The key assumptions used are probability of customer resuming purchases during next year of 50% and after-tax discount rate of 22%. As a result, the Company recorded an impairment loss of $2,190 thousand within selling and marketing expenses. A hypothetical decrease of 10% in the probability of customer resuming purchases during next year or an increase of 5% in the after-tax discount rate would reduce the value-in-use by $39 thousand and $31 thousand, respectively, and could trigger a potential impairment.

The recoverable amount of the technology was assessed by management based on its value-in-use. The value-in-use calculation use after-tax cash flow projections covering a three-year forecasted. The key assumption used is after-tax discount rate of 22%. As a result, the Company recorded an impairment loss of $305 thousand within cost of revenue expenses. A hypothetical increase of 5% in the after-tax discount rate would reduce the value-in-use by $8 thousand and could trigger a potential impairment.

Following the above impairments, the recoverable amount of the entire cash-generating unit was assessed by management based on its fair value less costs of disposal (level 3 measurement). As a result, the Company recorded goodwill impairment loss of $6,311 thousand. As of June 30, 2023, the entire amount of goodwill related to the CyberKick cash-generating unit was impaired.

NetNut

During the six months ended June 30, 2023, no adjustment to the carrying value of goodwill was necessary.

Six months ended June 30, 2022

CyberKick

During the six months ended June 30, 2022, no adjustment to the carrying value of goodwill was necessary.

NetNut

During the six months ended June 30, 2022, no adjustment to the carrying value of goodwill was necessary.

NetNut Networks LLC (“NetNut Networks”)

During the six months ended June 30, 2022, the Company identified triggering events for potential impairment in its NetNut Networks cash-generating unit. As a result, a goodwill impairment loss of $569 thousand was recognized. For further information, see Note 8 to the Company’s annual financial statements for the year ended December 31, 2022.

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(UNAUDITED)

NOTE 5 - SHORT-TERM BANK LOANS:

On May 25, 2022, CyberKick entered into a revolving line of credit agreement with United Mizrahi-Tefahot Bank Ltd. (the “Bank”), in an amount of up to $2 million for a period of 12 months, at an interest rate of Secured Overnight Financing Rate (“SOFR”) plus 5.5% per annum, to be paid quarterly for the actual withdrawn balance. The line of credit is limited at a 3X multiple on the most updated monthly revenues of CyberKick, is secured against all of the assets of CyberKick, is guaranteed by Alarum Technologies Ltd. and includes a refundable deposit by the Company of $500 thousand. The line of credit can be consummated by revolving 3-month loans and was scheduled to expire on March 31, 2023.

On April 13, 2023, the line of credit agreement was extended until March 31, 2024, under the same terms.

As of June 30, 2023 and December 31, 2022, the balance of all revolving 3-month loans, including accrued interest, was $1,601 thousand and $1,606 thousand, respectively. For the six months ended June 30, 2023 and 2022, interest expenses related to this credit line were $83 thousand and $0 thousand, respectively.

NOTE 6 - STRATEGIC FUNDING:

On August 8, 2022, the Company signed a strategic funding agreement with O.R.B. Spring Ltd. (“O.R.B.”), as further amended on October 27, 2022, of up to $4 million to support the further growth of its consumer internet access solutions and accelerate its customer acquisition program. For further information regarding the O.R.B. agreement, see Note 13 to the Company’s annual financial statements for the year ended December 31, 2022.

On January 30, 2023, the Company signed on a second amendment to the O.R.B. agreement., according to which, O.R.B. will fund the Company with 18 tranches of $111 thousand (an unchanged total amount of $2 million) from February 2023 through July 2024, instead of the 6 original tranches (Tranches 3-8) of $333 thousand each from February 2023 through July 2023.

During the six months ended June 30, 2023, the Company withdrew an aggregate amount of $888 thousand on behalf of the funding and transaction costs of $158 thousand were allocated in parallel to such amounts. In addition, the Company repaid an amount of $559 thousand to O.R.B. based on the actual customers’ payments according to the revenue share model. Also, due to the decrease in the operation of CyberKick, as further described in Note 4, the Company modified the estimated cash flow projections payable under the O.R.B agreement. As a result, the Company recorded finance income, net of $250 thousand for the six months ended June 30, 2023. As of June 30, 2023, and December 31, 2022, the long-term loan including current maturities, totaled to $1,144 thousand and $1,223 thousand, respectively.

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(UNAUDITED)

NOTE 7 - LEASES:

On June 1, 2023, NetNut signed a new office lease agreement. According to the agreement, the lease period will be extended for an additional two years until October 2025, and the leasing space will increase commencing August 1, 2023, from 350 square meters to 575 square meters.

Until the expiration of the current lease agreement in October 2023, NetNut will lease the additional space of 225 square meters from August 1, 2023, through October 21, 2023, for a monthly payment of approximately $11 thousand, and commencing October 21, 2023, lease the entire space for a monthly payment of approximately $29 thousand. The total amount of the new lease agreement until October 2025 is approximately $700 thousand. NetNut has the option to extend the lease agreement for an additional year, until October 2026, for a monthly payment of approximately $31 thousand.

NOTE 8 - EQUITY:

Composition

	Number of shares
	Authorized	Issued and paid	Authorized	Issued and paid
	June 30, 2023		December 31, 2022
Ordinary shares of no-par value	75,000,000	34,869,230	75,000,000	32,628,044

Shares issuance

During the six months ended June 30, 2023, the Company issued 2,076,140 ordinary shares through an at-the-market offering for total consideration of $688 thousand, before deducting issuance costs of $143 thousand.

During the six months ended June 30, 2022, the Company issued 140,135 ordinary shares to service providers for a total estimated fair value of $104 thousand.

During the six months periods ended June 30, 2023 and 2022, 165,046 options and 46,561 options were exercised into ordinary shares, respectively, for a total consideration of $20 thousand and $0, respectively.

NOTE 9 - LOSS PER SHARE:

	Six months ended June 30,
	2023	2022

Loss attributable to Company’s owners (U.S. dollars in thousands)	8,389	7,885
The weighted average of the number of ordinary shares in issue (in thousands)	33,468	30,515
Basic and diluted loss per share	(0.25)	(0.26)

Diluted loss per share is the same as basic loss per share for the periods presented because the effects of potentially dilutive items were antidilutive.

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(UNAUDITED)

NOTE 10 - ENTITY LEVEL DISCLOSURES AND SEGMENT INFORMATION:

Management has determined the Company’s operating segments based on the information reviewed by the Company’s chief operating decision maker for the purpose of allocating resources to the segments and assessing their performance. The chief operating decision maker, who is the Company’s Chief Executive Officer, examines the performance of the operating segments based on revenues and profit (loss) before depreciation, amortization and impairment of intangible assets, interest and tax, as further adjusted for the effect of impairment of goodwill, contingent consideration adjustments, share-based payments and other adjustments, as applicable (“adjusted EBITDA”). Starting 2023, the Company operates in two main segments, which are the enterprise internet access segment and the consumer internet access segment, and the enterprise cybersecurity segment is no longer material. Accordingly, the enterprise cybersecurity segment is presented as “other” segment for the six months ended June 30, 2023 and 2022 (see also Note 11).

The following tables present details of the Company’s operating segments:

	Enterprise internet access	Consumer internet access	Other	Consolidated	Adjustment to net loss for the period
	Six months ended June 30, 2023
	U.S. dollar in thousands

Revenues	8,428	4,236	-	12,664

Adjusted operating profit	2,219	73	-	-	2,292

Non-attributable corporate expenses					(1,123)
Share-based payments					(599)
Impairment of goodwill					(6,311)
Depreciation, amortization and impairment					(3,002)
Operating loss					(8,743)
Financial expenses, net					116
Tax benefit					238
Net loss for the period					(8,389)

	Consumer internet access	Enterprise internet access	Other	Consolidated	Adjustment to net loss for the period
	Six months ended June 30, 2022
	U.S. dollar in thousands

Revenue	4,990	3,667	141	8,798

Adjusted operating loss	(1,742)	*(2,371)	(678)	-	(4,791)

Non-attributable corporate costs					(774)
Depreciation and amortization					(878)
Share-based payments					(1,014)
Impairment of goodwill					(569)
Operating loss					(8,026)
Financial expenses, net					(10)
Tax benefit					151
Net loss for the period					(7,885)

*	Including legal expenses related to Bright Data action, see also Note 8.

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(UNAUDITED)

NOTE 11 - SUBSEQUENT EVENTS:

Sale of the enterprise cybersecurity activity

On July 4, 2023, the Company signed an agreement with TerraZone Ltd. (“TerraZone”) for the sale of its enterprise cybersecurity activity in exchange for 7% of the outstanding shares of TerraZone, which represent an estimated fair value consideration of $82 thousand. The sale included all assets and liabilities of the enterprise cybersecurity activity, excluding a certain patent. The Company’s enterprise cybersecurity activity was focused on information security solutions for organizations, which resulted in no operations during the six months period ended June 30, 2023. The sale will enable the Company to benefit from a streamlined business model, simplified operating structure, and enhanced management focus.

Scale down of CyberKick’s operation

In July 2023, following the recent developments in the Company’s consumer internet access segment, as further described above, the Company decided to scale down the operations of CyberKick, with material expenses and headcount reductions, in order to right-size accordingly. The Company will focus on this segment only on its current paying customers which require minor costs to maintain and generate revenues from.

Short-term bank loan

In July 2023, CyberKick reached an arrangement with the Bank, for early repayment of the short-term loan. On August 9, 2023, the entire loan balance was repaid.